

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 20, 2015

Via E-mail
Michael F. Rickert
Vice President, Chief Financial Officer, and Assistant Treasurer
Discover Bank
12 Read's Way
New Castle, Delaware 19720

      Re: **Discover Card Execution Note Trust**
                Discover Card Master Trust I
                Form 10-K for Fiscal Year Ended December 31, 2014
                Filed March 19, 2015
                File Nos. 333-141703-02 and 000-23108

Dear Mr. Rickert:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/ Katherine Hsu

                Katherine Hsu
                Office Chief

cc: Christopher Greene